Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, May 10, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 3, 2018 to May 9, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
03.05.2018	88,682	51.7036	4,585,179	XPAR
04.05.2018	88,455	52.0067	4,600,253	XPAR
07.05.2018	74,295	52.313	3,886,594	XPAR
07.05.2018	38	51.88	1,971	CHIX
07.05.2018	123	51.9327	6,388	TRQX
07.05.2018	38	51.88	1,971	BATE
08.05.2018	197,766	52.1146	10,306,496	XPAR
08.05.2018	51,608	52.0808	2,687,786	CHIX
08.05.2018	22,950	52.15	1,196,843	TRQX
08.05.2018	12,167	52.1187	634,128	BATE
09.05.2018	54,079	52.411	2,834,334	XPAR

Total	590,201	52.0872	30,741,943

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website:

https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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